Exhibit 4.60

HOSTING AGREEMENT

THIS HOSTING AGREEMENT (the "Agreement") is made and entered into on this 9th day of July, 2019 (the "Effective Date") by and between 1151203 B.C. Ltd ("Host") and 1215542 B.C. Ltd ("Client"), and with Client and Host being collectively called the "Parties' and, individually, a "Party".

WHEREAS Host arranges space and other equipment necessary to operate computers and related hardware for cloud computing ("Servers") at the location of 3750 bout Industriel, Sherbrook, Quebec, J1L INS in Canada ("Location");

AND WHEREAS Client is the owner of all right, title and interest in and to the 10,050 Servers described in Schedule A hereto (the "Client Servers" and, individually, a "Client Server");

AND WHEREAS Client wishes to contract with Host to provide hosting and other services for the Client Servers on the terms and conditions set forth in this Agreement.

NOW THEREFORE in consideration of the mutual covenants and agreements of the Parties as set forth in this Agreement, the receipt and sufficient of which is hereby irrevocably acknowledged, the Parties hereby agree as follows:

ARTICLE 1

Host RESPONSIBILITIES

For the entire term of this Agreement, and subject to the terms and conditions set forth in this Agreement, Host hereby agrees to provide the Location described below to the Client. Host shall also provide any services, functions or responsibilities not specifically described in this Agreement but that can reasonably be considered to be done by Host.

(1)	Provide space at the Location for the operation of the Client Servers therein , which will be equipped with the following:

(a)	Ventilation setup for cooling purposes, with the objective being to maintain the temperature inside the facility. Host will use commercially reasonable efforts to accommodate any specific requests of Client's Servers in this regard; and

(b)	Such security and confidentiality measures as Host and the Client consider appropriate in the circumstances, acting reasonably.

(c)	Host and its certified contractors will setup the racks according to the loading weight and engineering standard. The material and setup will confirmed by the licensed engineers.

(2)	Advise Client of the delivery address for all of the Client Servers (the "Delivery Address"), which is the one described above as Location.

(3)	Unpack and inspect all of the Client Servers upon receipt or during installation, and promptly advise Client of any damaged or incomplete Servers ("Rejected Client Servers").

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(4)	Set up all undamaged and complete Client Servers in accordance with a schedule that is mutually agreed to by the Parties, based upon the number of Client Servers that need to be set up.

(5)	Host shall use commercially reasonable efforts to provide for the delivery of adequate power to the Locations for the operation of the Client Servers and related equipment.

(6)	Provide Client with access, via Internet, to a web management portal, where Client can view and access files and various usage statistics. Client can also request to send staff to the facility, to work with the staffs from Host, and manage their own Servers with the computers of Host, under the approval and supervision from Host,

(7)	Host shall be responsible to ensure the Client Server operates for at least 95% of the time in one-month period and under this condition Hosting Fees will be charged to Client on a daily basis. In the event that Client Servers operate for less than 95% of the time in one-month period, Hosting Fees for that month will only be charged for the number of hours that such Client Server has actually been operated during the month.

(8)	Host is not responsible for the possible interruptions in the supply of electricity during seasonal variations or other unforeseen accidents. One of these will occur when Host's electricity supplier is experiencing peak demand in its requirements for electricity. When these incidents occur, Host shall charge the Hosting Fees based on the actual number of hours that such Client Server has actually been operated. The additional cost of the average electricity cost (cost per KWH) because of the defects of Client Servers need be paid by Client.

(9)	Host shall be responsible to solve the electricity supply problems and any technical issues as quick as possible by using the commercially reasonable efforts. Client has the right to terminate this Agreement if Host is not able to get the Client Servers back to work normally within a certain time which is mutually agreed by both parties and confirmed in writing in advance.

ARTICLE 2

CLIENT RESPONSIBILITIES

In addition to all of its other obligations as set forth in this Agreement, Client shall:

(1)	Ship all Client Servers to the Location at Client's sole cost and expense and at Client's sole risk. Client shall ensure that all Client Servers shipped to Host are compliant with the requirement of the local government and hydro department at the Location and include:

(a)	A minimum 90% efficient PSU to power that Server;

(b)	Complete desired configuration parameters for that Client Server (the Configuration Parameters")

(c)	Include in the Configuration Parameters, the identify of any and all mining pools or other third party services that each Client Server is participating in; and

(d)	Provide one NEMA 6-15P to C13 plug compatible with the provided PSU, rated for 15 amps at 240V, with a minimum length of 10' per Client Server OR cover the cost of purchase of an equivalent power cable by Host.

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(2)	Be solely responsible for any and all applicable import duties, taxes, permits and authorizations.

(3)	Be solely responsible for any damage to any Client Server during shipping and for any incomplete Client Server. Host shall promptly arrange the return shipment to Client, at Client's sole cost and expense and at Client's sole risk, of any Rejected Client Server.

(4)	Be responsible, at Client's sole cost and expense, to keep each Client Server in good repair and working order under normal hosting conditions with appropriate characteristics.

(5)	Not remove any Client Server from a Hosted Location or alter any Client Server in any manner whatsoever without the prior written consent of.

(6)	Be responsible, at Client's sole cost and expense, to monitor any external — third party — accounts provided in the Configuration Parameters (including but not limited to any mining pools or other third party services that Client may identify in the Configuration Parameters), to ensure that Client is in good standing with the services offered by any such third party.

ARTICLE 3
INSURANCE

(1)	Host will place and maintain comprehensive commercial general liability insurance that covers the damage to the facility and the equipment at the Location (the "Insurance Policy"). Should there be any such damage, Host will report the damage and submit a claim under the insurance policy in a timely manner.

(2)	The Insurance Policy placed and maintained by Host does NOT cover, and Host shall NOT be responsible, for any lost cloud computing time or for any lost revenue that is attributable or related to any damage to any Client Server,

(3)	For greater certainty, the total coverage of the current Insurance Policy to be placed by Host is C$3,000,000 (Canadian Dollar). Details of the Insurance Policy could be given to Client by Host. Client need to get the additional insurance for the Servers as well.

ARTICLE 4

FEES, TAXES AND PAYMENT OBLIGATIONS

(1)	In exchange for the Location and related services to be provided by the Host pursuant to the terms of this Agreement, Client shall pay to Host all of the fees described in Schedule C (collectively, the "Fees"), with each such Fee to be applicable to each Client Server.

(2)	All Fees referred to in Schedule C, and all amounts payable to Host pursuant to this Agreement, are expressed in, and payable in, Canadian Dollar.

(3)	Concurrently with its signing of this Agreement, Client shall provide Host with a deposit in the aggregate amount that represents the details below. The payment of full amount of first month Hosting Fees is to secure the space for Client's Servers at the Location, and to activate the contract itself.

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(a)	The Set-Up Fees;

(b)	1 month of Hosting Fees, which will be applied to the first month (the "Deposit").

(c)	Another 1 month of Hosting Fees as Security Deposit, which will be paid by Client within 90 days after this Agreement is confirmed.

(d)	Hosting Fees of each month shall be paid in Advance, before the first day of each month.

(4)	Host will issue an invoice to Client for the Set-Up Fees, the first month's Hosting Fees as soon as Host receives the shipment of Client Servers at the Location. Subsequent invoices will be issued by Host to Client on a monthly basis for the next month's Hosting Fees as all of these Fees are payable in advance.

(5)	Host may increase its fees if its own utility and operation costs have increased and with any of the Fees on at least 30 days prior written notice to Client. Host will act reasonably in increasing any of the Fees, and will include with any such notice an explanation for the increase in Fees. Any such increase in Fees shall automatically become effective at the end of the notice period.

(6)	Applicable taxes shall be added to each Fee and shall be included in each payment on account of Fees. Additional taxes will be added to each Fee and will be payable by Client if, as, and when any additional tax is required to be added to each Fee.

(7)	Each invoice is due and payable upon receipt, In the event of any non--payment in full of any invoice by Client within 30 days of issuance of that invoice by Host, interest shall accrue on the amount of that invoice at the rate of 15% per annum, from the date of the invoice to the date of payment. In addition, Host shall be entitled to pay that invoice in full out of the Deposit. Client shall immediately pay to Host the amount so paid out of the Deposit, so that the Deposit is restored to its total intended amount. For greater certainty, in the event that any additional Client Servers become subject to this Agreement subsequent to the Effective Date, Client shall be required to concurrently increase the Deposit to reflect those additional Client Servers.

(8)	In addition to the other remedies described in Article 10, Host reserves the right to suspend all Services and render the Client Servers inoperable by turning them off in the event that the Deposit is fully exhausted as a result of the failure by Client to pay any invoice(s) as required pursuant to this Agreement.

ARTICLE 5

OWNERSHIP OF EQUIPMENT AND CRYPTO

CURRENCIES AND RELATED OBLIGATIONS

(1)	Subject to Article 10:

(a)	Client will continue to own all of the Client Servers; and

(b)	Client will have exclusive ownership of any digital products or services provided through the operation of the Client Servers.

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(2)	Client expressly acknowledges and agrees that it is solely responsible for reporting to the appropriate authority(s) in all applicable jurisdiction(s), as required, the results of the cloud computing activity contemplated by this Agreement, specifically including how many digital products or services are in fact provided, produced or discovered through the operation of the Client Servers pursuant to this Agreement.

(3)	Client also expressly acknowledges and agrees that it is solely responsible for paying any and all taxes of any nature or kind whatsoever that may be assessed by any taxing authority in respect of the cloud computing activity contemplated by this Agreement.

(4)	During the term of this Agreement, Client and its affiliates, at Client's request, shall be provided with access to each Hosted Location, so that Client can tour and conduct reasonable checks on that Hosted Location for the purposes of ensuring the safekeeping and good operation of its hardware in accordance with this Agreement Host will use commercially reasonable efforts to accommodate any such request within a reasonable period of time after Host's receipt of that request. Client and its affiliates will be required to comply with any and all Host security protocols in effect at that Hosted Location during any such tour, which will be hosted by one or more representatives of Host.

(5)	If Host has implemented or is implementing an Improvement (as defined below) for another Client or itself, Host will identify the Improvement and offer Client the opportunity to implement it. *Improvements" shall mean any improvements to the Services, service levels, business processes or other operations, or any other aspect of Host's operations relating to the Services (excluding, for greater certainty, any upgrades, improvements or modifications to the Client Servers or related equipment), that will enable Client to maintain or enhance the running of diverse cryptographic hash functions in connection with the mining of crypto currency. Client hereby agrees that, if it wishes to implement any such Improvement, it will so advise Host. Host will then advise Client how long it will take Host to implement that Improvement and whether or not there will be a cost to Client for the Implementation services and/or for the Improved Services following such implementation. Client will then advise Host if Host should proceed with the implementation. Any such advice by Client will bind Client to pay any such cost that has been so identified.

ARTICLE 6

CLIENTS REPRESENTATIONS AND WARRANTIES

(1)	Client hereby represents and warrants to Host that:

(a)	Client owns or has the right to use each Client Server that is provided to Host pursuant to this Agreement (together with all related hardware and software) for purposes of the crypto currency mining operations contemplated in this Agreement;

(b)	if any Client Server is being imported into Canada on its way to the Location, Client has obtained any and all approvals that may be required for such importation; and

(c)	the use of any Client Server or related hardware and/or software for such purpose does not

(i)	Infringe or misappropriate any intellectual property right of any nature or kind; or
(ii)	Violate any contractual right of any nature or kind whatsoever; or
(iii)	Violate any applicable laws or regulations.

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ARTICLE 7

HOST REPRESENTATIONS AND WARRANTIES

(1)	Host hereby represents and warrants to Client that:

(a)	Host is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and is qualified to do business in all jurisdictions in which qualification is necessary in order to transact its business and perform its obligations set out in this Agreement;

(b)	Host or its partner corporation has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted by it;

(c)	Host or its partner corporation has obtained all necessary approvals, consents and authorizations to enter into, and to perform its obligations under, this Agreement;

(d)	Host and its personnel possess the necessary technology, skills and experience to perform its obligations under this Agreement;

(e)	Host has exercised due skill and care in selecting the Hosted Locations, that to the best of Host's knowledge the Location is currently appropriate for their intended use, and that it is not aware of any reason why the hosting services, as anticipated under this Agreement, cannot be provided at the Location;

(f)	Host will use commercially reasonable efforts to provide for Client's benefit all of the physical services that are needed to support the overall operation of the Client Servers at the Location, such as cleaning services, security services and environmental systems maintenance, all as more specifically provided in Schedule A hereto; and

(g)	during the term of this Agreement: (i) the Services will conform in all material respects to the Service descriptions set out in Schedule A hereto; and (ii) all Services will be performed in a professional and workmanlike manner in accordance with industry standards.

ARTICLE 9

INDEMNIFICATION

(1)	Host agrees to indemnify Client and Client's directors, officers, shareholders and representatives (collectively, the "Client lndemnitees"), and hold the Client lndemnitees harmless, from and against any and all claims, demands, lawsuits, actions or proceedings of any nature or kind whatsoever, as well as any and all losses, liabilities, damages, costs and expenses (specifically including reasonable legal and other professional fees and expenses) incurred by any of the Client lndemnitees and attributable thereto, that are directly or indirectly resulting from: (a) any material breach by Host, including its respective directors, officers, employees, agents and subcontractors (collectively, "Host Personnel"), of Host's obligations under this Agreement; (b) any gross negligence, criminal act, fraudulent act, fraudulent omission or willful misconduct by Host, its affiliates or any Host Personnel; (c) any damage, loss or destruction of any tangible, real or personal property while in the possession or control of Host, its affiliates or any Host Personnel, or otherwise to the extent caused by any act, omission or willful misconduct of Host, its affiliates or any Host Personnel; or (d) Host having made any materially inaccurate or unauthorized representations or warranties in this Agreement.

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(2)	Client agrees to indemnify Host and Host's directors, officers, shareholders and representatives (collectively, the "Host lndemnitees"), and hold the Host lndemnitees harmless, from and against any and all claims, demands, lawsuits, actions or proceedings of any nature or kind whatsoever, as well as any and all losses, liabilities, damages, costs and expenses (specifically including reasonable legal and other professional fees and expenses) incurred by any of the Host lndemnitees and attributable thereto, that are directly or indirectly associated with the use of the Client Servers as contemplated in this Agreement, with the participation of any Client Server in any mining pool or other third party service as contemplated in Sections Article 2(6) and Article 2(7)), with any of Client's reporting related obligations that are referred to in Section Article 5(2), with any of Client's taxation related obligations that are referred to in Section Article 5(3), or with any misrepresentation in any of Client's representations and warranties in Section Article 6(1).

ARTICLE 9

TERM AND TERMINATION

(1)	This Agreement will take effect on the Effective Date and will remain in effect until it is terminated in accordance with Section Article 9(2).

(2)	Either Party may terminate this Agreement, with or without cause, upon at least SIXTY (60) days' prior written notice to the other Party (with the effective date of termination being the date following the last day of such notice period, and being herein called the "Termination Date"). Under the situation that Host is the party who proposes the termination of this Agreement, Host shall be responsible for the return shipment handling and processing fee described below in Article 9 (4) (a).

(3)	As soon as reasonably possible following the Termination Date (with the length of such time period to reflect the number of Client Servers being returned to Client), and subject to Section Article 9 (4), Host will return to Client the Client Servers and any other related equipment owned by Client, at the sole cost and expense, and at the sole risk, of Client, in the same condition as the Client Servers were delivered to Host save for ordinary wear and tear. Host will provide any other transitional services to Client that are requested by Client, but only on a reasonable time and materials basis and with payment in advance.

(4)	Host will not return any Client Servers to Client unless and until:

(a)	Host has been paid in full for all Fees accrued to the Termination Date, and for any other amounts owed by Client to Host pursuant to this Agreement, specifically including a return shipment handling and processing fee in the amount of $15.00 per Client Server, in addition to shipping company charge; and

(b)	Client advises Host who Client has retained to provide such shipping services ("Client's Shipper"), and provides Client's Shipper's contact information to Host. Host will advise Client's Shipper when the Client Servers have been assembled and packaged for shipment.

(5)	In the event that there is any portion of the Deposit still standing to Client's credit as of the Termination Date (after payment in full to Host of all Fees and other amounts pursuant to Section 9 (4), Host will pay such amount to Client by bank draft or wire transfer.

(6)	All terms in this agreement shall survive the termination of this Agreement.

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ARTICLE 10
DEFAULT

(1)	Client shall be deemed to be in default under this Agreement if any of the following events occur (each, an 'Event of Default"):

(a)	Client falls to pay in full any invoice forwarded to Client by Host within 30 days of Host sending that invoice to Client, unless and only to the extent that Client is legitimately disputing any portion of that invoice, in which case Client shall pay the non-disputed portion in full within such 30-day period and shall also provide reasons justifying its position regarding the disputed portion within such 30-day period;

(b)	Client fails to comply with any other obligation of this Agreement, and fails to remedy that failure within seven (7) days of written notice of such failure from Host;

(c)	Client defaults under any other agreement that it may have entered into with Host;

(d)	any representation made by Client to Host in Section Article 6(1) is or becomes untrue;

(e)	Client makes any assignment for the benefit of its creditors, becomes insolvent, commits any act of bankruptcy, ceases or threatens to cease to do business as a going concern or seeks any arrangement or compromise with its creditors; or

	(f)	Any proceeding in bankruptcy, receivership, liquidation, or insolvency is commenced against Client or its property.

(2)	In the event of an Event of Default, Host shall have the following rights and remedies:

(a)	Host may, without resorting to legal process, take immediate possession of all Client Servers then being hosted by Host and not release any such Client Servers to Client or to any third party unless and until Host receives payment in full of all outstanding Fees and any other amounts due to Host at that time;

(b)	Host may, without resorting to legal process and notwithstanding Section Article 5(1)(b), take such action as may be required to ensure that Host is the owner of any bitcoins or other crypto currencies mined, produced, or discovered through the operation of the Client Servers while those Servers are still at any Hosted Location;

(c)	Host may remove any or all of the Client Servers from the Location, and place them in storage at Client's sole cost, expense and risk;

(d)	Host may exercise any other remedy that is available to it at law or in equity; and

(e)	Host may charge Client for any expense incurred by Host (including legal, accounting and other professional fees) in exercising any of the foregoing rights and remedies and may add the amount of all such expenses to the amount that must be paid by Client to Host in order to have the Client Servers released to Client.

All of Host's remedies referred to in this Agreement are cumulative and not alternative, and may be exercised by Host in such manner as it sees fit in its sole discretion.

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ARTICLE 11

DISPUTE RESOLUTION

(1)	If any dispute arises in connection with this Agreement, the Parties will attempt to settle it by good faith negotiations. In the event that the dispute is not settled by negotiation within thirty (30) days of either Party giving notice of the dispute to the other Party, either Party may give to the other Party a written notice requiring resolution by binding arbitration in accordance with the arbitration process in The Arbitration Act (Quebec).

ARTICLE 12

GENERAL PROVISIONS

(1)	This Agreement may not be assigned by either Party without the prior written consent of the other Party, such consent not to be unreasonably withheld or delayed. Subject to the foregoing, this Agreement shall enure to the benefit of, and shall be binding upon, the Parties and their respective heirs, executors, administrators, legal representatives, successors and assigns.

(2)	Except as otherwise expressly provided herein, this Agreement may only be amended by written agreement of both Parties.

(3)	Each Party will be excused from delays in performing or from failing to perform its obligations under this Agreement (other than the payment of Fees or other amounts due under this Agreement) due to circumstances beyond that Party's control and which could not have been avoided by the taking of appropriate precautions; provided that the Party that is the subject of those circumstances shall use reasonable efforts to be in a position to again perform its obligations under this Agreement as quickly as reasonably possible under the circumstances.

(4)	If any term, provision, covenant, or condition of this Agreement is held by a court of competent jurisdiction to be invalid or unenforceable, the rest of the Agreement shall remain in full force and effect and shall in no way be affected or invalidated.

(5)	This Agreement, including the recitals and all Schedules now or at any time hereafter attached hereto (all of which are hereby incorporated herein by reference and form an integral part hereof), contains the entire agreement of the Parties relating to the subject matter of this Agreement, and supersedes all previous or contemporaneous discussions, negotiations, understandings, arrangements or agreements with respect to such subject matter.

(6)	This Agreement shall be governed, construed and interpreted in accordance with the laws of the Province of Quebec (without respect to principles of conflicts of law) and the federal laws of Canada applicable therein, and the Parties hereby submit to jurisdiction of and venue in the courts in the Province of Quebec in any legal proceeding that may relate to this Agreement.

(7)	Time shall in all respects be of the essence of this Agreement

(8)	This Agreement may be executed (by original or facsimile) by the Parties in one or more counterparts, each of which shall be considered an original and one and the same agreement, and shall become effective when one or more counterparts have been signed by each Party and delivered to the other Party such that there is evidence of signature by both Parties.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

Hosting Company	Client Company

Per: /s/ Songhua Zhang	Per: /s/ Xiaofeng Peng
Name: Songhua Zhang	Name: Xiaofeng Peng
Title: Director	Title: CEO

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SCHEDULE A

DESCRIPTION OF THE Client SERVERS AND SET UP SCHEDULE

1.	Ant Miner S9 miner (Quantity 10,050)

	(a)	The ASIC unit

		(i)	Hashboards (one or multiple)

		(ii)	Controller board

		(iii)	Cooling equip (one or multiple fans)

		(iv)	Hardware, e.g. the aluminum body, the control board shroud, plates, fasteners,

	(b)	The PSU

		(i)	Meet the minimum power delivery requirements for the ASIC unit it corresponds to (e.g. Bitmain APW3++)

2.	Set Up Schedule

Host will use commercially reasonable efforts to complete the set up of all of the Client Servers within 7 days of its receipt of the ownership transfer confirmation from the seller of these servers and the Client, so long as:

(a)	the Client Servers are complete and undamaged when received by Host; and

(b)	Host does not experience any technical difficulties with any Client Server (including difficulties associated with Host not having previously set up the version of Client Servers received from Client).

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SCHEDULE B

MONITORING SERVICES

1.	Basic monitoring of each Client Server to determine if that Client Server is functioning.

Reboot of each Client Server within 12 hours to fix any Client Server that might be frozen. If any reboot does not work, Host will notify Client within 12 hours of such failure and seek Client's further instructions. In the event that Client instructs Host to perform a complete factory reset, Host will do so as soon as reasonably possible (depending on how many Client Servers need to be reset), and in any event within 24 hours of receiving such instructions if there is only one Client Server that needs to be reset. Any such reset will be followed by a reconfiguration of that Client Server to the latest configuration specified in the Configuration Parameters for that Client Server. If this reset does not fix the problem, that Client Server will be deemed 'dead' and shipped by Host to Client at Client's sole cost, expense and risk; or

2.	Correction of trivial failures, in the sole discretion of Host unless they interrupt the mining of the crypto currency in such case the correction within 24 hours is mandatory.

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SCHEDULE C
FEE

1.	Fee Structure

Host charges Client fee by services including receiving Servers, setup, hosting (maintain good working condition), monitor, repair, remove, return and shipping. Most of these are one time and nonrecurring charges except hosting fee. Hosting is charged by Servers' energy draw at wall.

(a)	Setup fee is $10 per Server. This fee will be waived as far as Client is getting ownership transfer from the seller of the servers which have already been setup in the Location.

(b)	NEMA 6-15 Power Cord $10 per Server as one-time rental fee. This fee will be waived as far as Client is going to get the Power cords from the seller of the servers.

(c)	Basic monitoring fee is included.

(d)	Hosting Fee is charged at CAD $0.073 per KWH plus tax. When the profitability of the Servers dramatically changes, which could be impacted by the price of crypto currency or the whole network hash rate, Host and Client will work on a new Hosting Fee rate within 30 days, and mutually confirm the new rate in writing before the new Hosting Fee rate being applied.

(e)	The KWH rate of Servers above in Schedule C 1. (d) is based the Servers' actual power consumption, plus the averaged power consumption of ventilations, lightings, panels etc. The power consumption figure applied of the Client Server mentioned in Schedule A-1 is 1500W.

(f)	Return Shipping is charged $15 per Server in addition to shipping company charge

(g)	Extra size charge for GPU Servers

(h)	Deposit to secure Servers' space include: 1 month pre-payment and Security Deposit hosting and monitoring fees, setup fees, and parts required including but not limited to Power Cords.

2.	Monthly Adjustment and Fee Consolidation

Actual monthly charge may be adjusted due to non-regular service items and may be consolidated from multiple systems and/or agreements.

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